UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2025

Commission File Number: 001-42416

Elong Power Holding Limited

(Translation of registrant’s name into English)

Gushan Standard Factory Building Project

Ganzhou New Energy Vehicle Technology City

West Gushan Road and North Xingguang Road

Ganzhou City, Jiangxi Province, 341000, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 14, 2025, Elong Power Holding Limited (the “Company”) issued a press release announcing that the Company had received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, because the Company had not yet filed its Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”), it no longer complied with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires that listed companies timely file all required periodic financial reports with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company has 60 calendar days from receipt of the notice to submit to Nasdaq a plan to regain compliance with the Rule. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company an exception of up to 180 calendar days from the Form 20-F’s due date, or until October 17, 2025. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Company is working diligently on the Form 20-F and intends to file it within the time period specified above.

The notice has no effect at this time on the listing of the Company’s Ordinary Shares, which will continue to trade uninterrupted under the symbol “ELPW”. However, if the Company fails to regain compliance with the Rule, the Company’s common stock will be subject to delisting from Nasdaq.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press release dated July 14, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 14, 2025

	By:	/s/ Luyi Wang
	Name:	Luyi Wang
	Title:	Chief Financial Officer

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